EXHIBIT 12.1

COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES AND PREFERRED STOCK DIVIDENDS
(in thousands, except ratio of earnings to fixed charges)

The following table sets forth our consolidated ratios of earnings to fixed charges and preferred stock dividends for the periods shown. For purposes of computing the ratios, earnings represent income before taxes, extraordinary items and the cumulative effect of accounting changes, plus fixed charges. Fixed charges represent total interest expense plus an estimate of the interest within rental expense, including and excluding interest on deposits. Currently, the Company has no shares of preferred stock outstanding and have not paid any dividends on preferred stock in the periods shown. Therefore, the ratio of earnings to combined fixed charges and preferred stock dividends is not different from the ratio of earnings to fixed charges.

	For Year Ended December 31,
	2015		2014		2013		2012		2011
Ratio of Earnings to Fixed Charges and Preferred Stock Dividends (Including Deposits):
Earnings:
Income before income taxes	$ 76,018		$ 74,370		$ 72,889		$ 67,198		$ 78,897
Add: Fixed charges, net	47,454		49,503		48,128		87,121		70,422
Income before income taxes and fixed charges, net	123,472		123,873		121,017		154,319		149,319
Fixed charges
Interest expense	46,226		48,416		46,969		86,112		69,714
Estimate of interest (1/3) within rental expense	1,228		1,087		1159		1,009		708
Interest on unrecognized tax benefits	0		0		0		-		-
Total fixed charges	47,454		49,503		48,128		87,121		70,422
Ratio of Earnings to Fixed Charges	2.60	x	2.50	x	2.51	x	1.77	x	2.12	x

Ratio of Earnings to Fixed Charges and Preferred Stock Dividends (Excluding Deposits):
Earnings:
Income before income taxes	$ 76,018		$ 74,370		$ 72,889		$ 67,198		$ 78,897
Add: Fixed charges, net	24,449		29,912		28,201		64,333		44,291
Income before income taxes and fixed charges, net	100,467		104,282		101,090		131,531		123,188
Fixed charges
Interest expense (excluding deposits)	23,221		28,825		27,042		43,583		43,583
Estimate of interest (1/3) within rental expense	1,228		1,087		1159		1,009		708
Interest on unrecognized tax benefits	0		0		0		-		-
Total fixed charges	24,449		29,912		28,201		44,592		44,291
Ratio of Earnings to Fixed Charges	4.11	x	3.49	x	3.58	x	2.95	x	2.78	x